Exhibit 4

2 June 2026

Firmly on track to deliver FY guidance, driven by continued U.S. delivery and New Category momentum

•	Accelerating New Category revenue growth led by Modern Oral and Vapour; now expect mid-teens revenue growth for H1 and FY 2026

•	Velo continues to deliver excellent revenue and category contribution[1] growth globally

•	Strong U.S. revenue and profit[2] growth, driven by combustibles, Modern Oral and Vapour, with performance expected to be skewed to H1 as we lap a stronger H2 comparator

•	Resilient delivery in AME, with performance expected to accelerate in H2, driven by targeted commercial actions and the further roll-out of New Category innovations

•	Stabilising performance in APMEA through the year, with sequential improvement in H1 vs. H2 2025

•	Further improvement in New Category contribution[1], driven by Modern Oral and Vapour

•	H2 weighted Group profit[3] delivery, driven by stabilising our performance in APMEA and the increasing realisation of Fit2Win savings through the year

•	Confident in sustainably delivering our mid-term algorithm: 3-5% revenue, 4-6% APFO[3] and 5-8% adjusted diluted EPS[3] growth, with 2026 performance still expected at the lower end of these ranges

•	Strong cash generation, with balanced capital allocation; on track to reduce leverage[4] to within 2-2.5x by year-end, alongside a progressive dividend and sustainable share buy-backs, with £1.3bn in 2026

Tadeu Marroco, Chief Executive

“I am pleased that our full-year delivery remains firmly on track. We are continuing to drive good momentum, and are confident in our ability to sustainably deliver our mid-term algorithm and strong cash returns for shareholders.

In the U.S., our robust delivery is driven by combustibles, Vapour and an excellent Modern Oral performance. The strength of our multi-category portfolio and enhanced commercial execution in the world’s largest nicotine value pool reinforces our confidence in future delivery. We welcome the FDA’s recent prioritisation guidance as an important step toward effective enforcement and expanding market access for responsible products, and we are actively preparing our future Modern Oral and Vapour portfolio for market.

In New Categories, revenue growth is accelerating and we now expect to deliver mid-teens for 2026. We continue to prioritise investment in our most profitable value pools, driving strong contribution growth.

Velo continues its excellent performance across all three regions. We further extended our global category volume share leadership5 in Modern Oral, the fastest growing New Category with the lowest risk*† profile, relative to cigarettes.

In Vapour, I am encouraged by improving performance in the U.S., the world’s largest vapour market, while continuing to build a premium segment with Vuse Ultra in other key markets.

In Heated Products, we have proactively streamlined our commercial footprint to drive further scale in glo Hilo in priority markets, while also initiating a platform reset with Hyper Pro Plus in the value segment. We expect H2 share performance improvement, despite financial delivery being adversely impacted by material inventory movements in Japan alongside significant competitive intensity in the value segment.

We are closely monitoring developments in the Middle East. While there is no significant impact on the Group at this time, the broader macroeconomic and geopolitical backdrop is dynamic, increasing the risk of volatility in consumer sentiment should uncertainty persist.

We are making good progress towards our year-end target leverage4 range of 2.0–2.5x and remain committed to delivering sustainable shareholder value through robust cash returns.”

Our outlook is underpinned by the following key areas where we have continued to make progress:

1. Combustibles: Resilient financial delivery supported by robust pricing YTD

•	Group value share in top markets[6] -20bps, volume share -30bps

•	Continued momentum in U.S. revenue and profit[2] growth; share: -20bps value, -80bps volume, driven by heightened competitive activity mainly in deep discount (-20bps volume excl. deep discount)

•	Resilient AME financial delivery led by Brazil and Türkiye; share: -20bps value, +10bps volume

•	In APMEA, while progress has been slower than anticipated in H1, we expect a sequential improvement vs. H2 2025, and our performance to stabilise through the year; share: -30bps value, -30bps volume

2. Accelerating New Category performance, now expecting mid-teens revenue growth in H1 and FY26

2.1 Velo: Continued strong growth and share gains globally; Further extending category leadership

•	Volume share +5.7pts of Total Oral and +7.4pts of Modern Oral in top markets[5]

•	Strong double-digit revenue growth, driven by industry growth and share gains

•	Velo Plus is delivering excellent results in the U.S., driving total volume share of Modern Oral +10.4pts, expect strong financial performance in H1 and FY

•	Continued share leadership in AME, over-indexing on value share, with strong financial performance

2.2 Vuse: Extending global value share leadership; Strong U.S. financial performance

•	Global value share in top markets[7] +1.3pts, with continued global leadership in tracked channels

•	Strong U.S. financial performance in H1 and FY, value share +4.2pts

•	AME value share -1.5pts, while maintaining value share leadership in Europe; financial delivery impacted by regulatory changes in the UK and Poland

•	Expect mid-single digit revenue growth in H1 and FY driven by the U.S.

2

2.3 glo: Innovation led share performance improvement expected in H2

•	Volume share in top markets[8] -1.6pts, AME -0.7pts, APMEA -2.1pts, reflecting heightened competition in value segment

•	Continued premium share[9] progress, with glo Hilo across key markets: 2.6% (Japan), 8.8% (Poland) and 1.5% (Italy) and encouraging results in new launch markets, Romania and Greece

•	Strengthening our value offer with Hyper Pro Plus launches in Q2 in Italy, Romania and Greece

•	Expect low double-digit revenue decline in H1 and FY, driven by material inventory movements in Japan, and competitive intensity in the value segment

•	Improving volume share performance in H2 with glo Hilo scale and phased Hyper Pro Plus roll-outs

3. Continued strong cash delivery, and balanced capital allocation

•	On track to deliver operating cash flow conversion[10] in excess of 95% in FY26

•	We expect to be within our 2.0-2.5x adjusted net debt/adjusted EBITDA target range[4] by year-end, while maintaining a progressive dividend and sustainable share buy-backs, with £1.3bn in 2026

Technical guidance for FY26:

•	Global cigarette industry volume expected to be down c.2.5% (previously c.2%)

•	Lower end of our medium-term guidance ranges:

•	3-5% revenue growth, mid-teens (previously low double-digit) New Category revenue growth

•	4-6% adjusted profit from operations[3] growth – H2 weighted

•	Expected c.1% transactional FX11 headwind

•	5-8% adjusted diluted EPS[3] growth

•	Translational FX11 headwind of 2-3% on half-year and full-year adjusted diluted EPS growth

•	Net finance costs[3] of c.£1.75bn, (previously £1.8bn) subject to interest rate volatility

•	Operating cash flow conversion[10] in excess of 95%, gross capital expenditure of c.£750m

•	Leverage[4] within our 2.0-2.5x adjusted net debt/adjusted EBITDA target corridor by year end

3

For further information, please contact:

Media Centre

+44 (0) 20 7845 2888 (24 hours) | press_office@bat.com | @BATplc

Investor Relations
ir_team@bat.com

Victoria Buxton: +44 (0)20 7845 2012

Amy Chamberlain: +44 (0)20 7845 1124

John Harney: +44 (0)20 7845 1263

Webcast and Conference call - The conference call will begin at 8.30am (BST)

You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below. Quote the password ‘BAT – First Half Pre-Close’ when prompted by the operator.

UK Toll-Free: 0808 109 0700

UK-Toll: +44 (0) 33 0551 0200

South Africa Toll-Free: 0800 980 512

USA Toll-Free: 866 580 3963

USA Toll: +1 786 697 3501

A playback facility for the conference call will be available online via: www.bat.com.

Financial guidance and trading update expectations based on constant rates: Measures are calculated based on the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Market share data YTD March 2026 average share growth vs. FY25 average, unless otherwise stated.

This announcement also contains New Category contribution, adjusted profit from operations, adjusted EBITDA, adjusted diluted earnings per share, adjusted net debt, adjusted net finance costs and adjusted profit attributable to shareholders, all of which are before the impact of adjusting items and which are reconciled from profit from operations, borrowings, net finance costs and profit attributable to shareholders. See “Note on Non-GAAP Measures”.

1 New Category profitability at category contribution level: Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are directly attributable to New Categories.

2 Adjusted Profit from Operations: Profit from operations before the impact of adjusting items.

3 Adjusted Profit from Operations (adjusted for Canada): Profit from operations before the impact of adjusting items on an “adjusted for Canada” basis.

Net finance costs (adjusted for Canada): Also presented on an “adjusted for Canada” basis.

Adjusted diluted EPS (adjusted for Canada): Diluted earnings per share before the impact of adjusting items and the performance of Canada (where applicable, and excluding New Categories), presented at the prior year’s rate of exchange.

Adjusted for Canada: Certain adjusted measures, including adjusted profit from operations, category contribution, net finance costs, adjusted diluted earnings per share, leverage and adjusted EBITDA, are also presented on an “adjusted for Canada” basis, reflecting the removal of 100% of adjusted profit from operations of our Canadian business, excluding New Categories, from 2025 results and 85% from 2026 results, to remove the distorting effect of the Canadian results, as from 29 August 2025, the date all of the Group’s outstanding tobacco litigation in Canada was settled. Annual payments based on a percentage (initially 85%, reducing over time) of the Group’s net income after taxes, based on amounts generated in Canada from all sources, excluding New Categories, will be paid out by the Group until the aggregate settlement amount is paid.

4

4 Leverage refers to the ratio of adjusted net debt to adjusted EBITDA, excluding cash and investments held at fair value.

Adjusted net debt is not a measure defined by IFRS. Adjusted net debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.

Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items, on an “adjusted for Canada” basis.

5 Top Modern Oral markets: U.S. – Circana Non-Syndicated RSD, Sweden – NielsenIQ, Denmark – NielsenIQ, Norway – NielsenIQ, Switzerland – IMS, the UK – NielsenIQ, Poland – NielsenIQ. These seven markets account for c.90% of total industry Modern Oral revenue in 2025.

6 Top Cigarette markets: U.S. – Circana Non-Syndicated RSD, Germany – NielsenIQ, Japan – CVS, Romania – NielsenIQ, Brazil – Scanntech, Mexico – NielsenIQ, Pakistan – Access Retail. These seven markets account for c.50% of cigarette industry revenue in 2025.

7 Top Vapour markets: U.S. – Circana Non-Syndicated RSD, Canada – Scan Data, the UK – NielsenIQ, France – Logista RA, Germany – NielsenIQ, Spain – Logista RA. These six markets account for c.70% of rechargeable closed systems consumables and disposables industry revenue in tracked channels in 2025.

8 Top HP markets: Japan – CVS-BC, South Korea – CVS, Italy – NielsenIQ, Germany – NielsenIQ, Greece – NielsenIQ, Poland – NielsenIQ, Romania – NielsenIQ, the Czech Republic – NielsenIQ, Portugal – Logista RA, Spain – Logista RA. These ten markets account for c.80% of total industry HP revenue in 2025.

9 Premium share refers to share of premium/above weighted average price segment in referenced markets.

10 Operating Cash Conversion: Net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trading loans to third parties, pension short fall funding, taxes paid and net capital expenditure, as a proportion of adjusted profit from operations.

11 Based on current exchange rates of USD/GBP 1.34795 as at 29 May 2026.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

† Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Share growth refers to volume share for HP and Modern Oral and value share for Vapour. As used herein, volume share refers to the estimated retail sales volume of the product sold as a proportion of total estimated retail sales volume in that category and value share refers to the estimated retail sales value of the product sold as a proportion of total estimated retail sales value (rechargeable closed systems consumables and disposables) in that category. Please refer to the 2025 Annual Report on Form 20-F for a full description of these measures, on pages 23 and 24. Industry and global revenue refer to the total industry revenue in the markets in which we are present.

New Categories comprises Heated Products (HP), Vapour and Modern Oral.

5

H1 2025 Analysis of adjusted profit from operations and diluted earnings per share by segment

Six months ended 30 June 2025
	Group Reported	Adj Items*	Adjusted	Adj for Canada	As adjusted for Canada
	£m	£m	£m	£m	£m
Profit from Operations
U.S.	2,255	808	3,036	-	3,063
AME	1,969	(495)	1,474	(154)	1,320
APMEA	845	12	857	-	857
Total Region	5,069	325	5,394	(154)	5,240
Net finance costs	(969)	98	(871)	(42)	(913)
Associates and joint ventures	1,474	(1,242)	232	-	232
Profit before tax	5,574	(819)	4,755	(196)	4,559
Taxation	(1,009)	(95)	(1,104)	51	(1,053)
Non-controlling interests	(53)	(3)	(56)	-	(56)
Coupons relating to hybrid bonds net of tax	(22)	-	(22)	-	(22)
Profit attributable to shareholders	4,490	(917)	3,573	(145)	3,428
Diluted number of shares (m)	2,205		2,205		2,205
Diluted earnings per share (pence)	203.6		162.0		155.5

Notes to the analysis of profit from operations above:

* Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.

Note on Non-GAAP Measures

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and other components of the Group’s results, including adjusting items, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange and adjusting items, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting constant currency revenue; or present profit from operations before presenting adjusted profit from operations at constant rates as adjusted for Canada; or present diluted EPS before presenting adjusted EPS at constant rates as adjusted for Canada; or present profit/(loss) for the year before presenting adjusted EBITDA at constant rates as adjusted for Canada.

One non-GAAP measure which the Group uses and that is contained in this announcement is operating cash conversion, a non-GAAP measure defined as net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trading loans to third parties, pension short fall funding, taxes paid and net capital expenditure, as a proportion of adjusted profit from operations. This announcement also contains New Category contribution, adjusted profit from operations, adjusted diluted earnings per share, adjusted EBITDA, adjusted net debt and adjusted net finance costs, all of which are before the impact of adjusting items and which are reconciled from profit from operations, diluted earnings per share, profit / (loss) for the year, net debt and borrowings.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

6

The Group’s Management Board reviews a number of our IFRS and non-GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2025 Annual Report on Form 20-F for a full description of each measure alongside non-financial measures, pages 23 to 24, 42 to 48, 71 to 75, 102 to 109 and 160 to 162.

Forward looking statements

References in this announcement to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (BAT PLC) and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT PLC shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “confident in”, “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. In particular, these forward-looking statements include statements regarding (i) the Group’s expectations with respect to growth of revenue and adjusted profit from operations in H1, H2 and FY 2026 at the Group, segment and category levels, (ii) the Group’s expectations with respect to New Category revenue in H1, H2 and FY 2026, (iii) the Group’s expectations to deliver on the mid-term algorithm in 2026, (iv) the Group’s expectations with respect to Vuse revenue in H1 and FY 2026, (v) statements under the heading “Continued strong cash delivery, and balanced capital allocation”, (vi) statements regarding strong cash returns, (vii) statements regarding the progressive dividend and sustainable share buy-back, including £1.3bn in 2026 and (viii) statements under the heading “Technical guidance for FY26”.

These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of increased competition from illicit trade and illegal products; changes or differences in domestic or international economic or political conditions; the impact of adverse domestic or international legislation and regulation of tobacco, New Categories and other regulation; the impact of supply chain disruptions; adverse litigation and external investigations and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse decisions by domestic or international regulatory bodies, including disputed taxes, interest and penalties; the impact of serious injury, illness or death in the workplace and those who work with the business; the ability to maintain credit ratings and to fund the business under the current capital structure; translational and transactional foreign exchange rate exposure; direct and indirect adverse impacts associated with climate change (both physical and transition); the ability to deliver a viable circular business model in response to global demand, combined with increasing regulatory, stakeholder and consumer pressure; and the Group’s ability to defend against Cyber & Digital actions that result in loss of confidentiality, availability or integrity of systems and data.

7

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.

Additional information concerning these, and other factors can be found in BAT PLC filings with the U.S. Securities and Exchange Commission (“SEC”), including the 2025 Annual Report on Form 20-F, filed on 13 February 2026, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s website, http://www.bat.com.

8